Rebecca Marquigny
Senior Counsel
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-8629

RE: Principal Variable Contracts Funds, Inc.
Post-Effective Amendment on Form N-1A numbers 76 and 77
File Numbers 002-35570, 811-01944

Dear Ms. Marquigny,

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the
comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me via letter dated April 8, 2011, with respect to post-effective amendment numbers
76 and 77 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The
Amendments were filed with the Commission on March 1, 2011 (No. 76) and March 2, 2011 (No. 77),
pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Amendment No. 77 was
identical to Amendment No. 76 but for the EDGAR identifiers (Amendment No. 76 inadvertently omitted the EDGAR identifier for the Class 2 shares of the Principal Capital Appreciation Account).

This response recites the text of your comments (except the page number references). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act
(Amendment number 78) and will become effective on May 1, 2011.

Comment 1. Requirement to File Marked Documents. Per the requirements of Rule 472(a) under the 1933 Act, Registrants must file both marked and unmarked copies of every amendment which relates to a prospectus. See 17 C.F.R. §230.472. That rule states that the amendment “shall be marked to indicate clearly and precisely, by underlining or in some other appropriate manner, the changes effected in the registration statement by the amendment.” Likewise, Regulation S-T describes the preparation requirements for electronic filings and includes a similar requirement. It states,

Provisions requiring the marking of changed materials shall be satisfied in ASCII and HTML documents by inserting the tag before and the tag following a paragraph containing changed material. HTML documents may be marked to show changed materials within paragraphs.
Financial statements and notes thereto need not be marked for changed material.
See 17 C.F.R. §232.310. In the future, please ensure that all amendments are filed per these requirements so the Staff can review the changes in an efficient and effective manner.

Response: The Registrant will file marked documents.

Comment 2. Required Electronic Tagging Exhibit. Please be advised that within 15 days of the effectiveness of the annual updates to the registration statement, you must file an exhibit to the registration statement that provides an electronically tagged Risk/Return summary for the prospectus.
Please note that if the filing is not made within the 15 day period, the Registrant may not rely on Rule
485(b) under the 1940 Act until the exhibit is filed. See IC-28617 (July 15, 2009).

Response: The Registrant is aware of these requirements.

Comment 3. Operable Webpage Links. Please confirm that all webpage references contain operable electronic links directly to the page where the relevant information appears. For example, the back cover page of the prospectus contains a link to www.PrincipalFunds.com. That link should lead directly to the page where the SAI, annual and semi-annual reports may be obtained. See XBRL
Adopting Release at p. 76 (Release No. 333-8998). Specifically, the adopting release describing this requirement states, “[t]he address is required to be specific enough to lead investors directly to the statutory prospectus and other required information, rather than to the home page or other section of the Web site on which the materials are posted. The Web site could be a central site with prominent links to each required document.” In your response letter, please confirm this link and all other webpage links operate in this way.

Response: Adopting Release 33-8998 is described as “enhanced disclosure and new prospectus delivery option for registered open-end management investment companies” and relates to summary prospectuses rather than XBRL. The internet address specificity requirement described on page 76 of Adopting Release 33-8998 relates to summary prospectuses and the Registrant does not currently use summary prospectuses. The
Registrant believes its web site address disclosure complies with Form N-1A.

Comment 4. Table of Contents. Please confirm that the table of contents will show the page numbers corresponding to each section and subsection indicated. See Rule 481(c) and General
Instruction C.3(a) to Form N-1A.

Response: The Registrant confirms that table of contents page numbers will be included in the Rule 485(b) filing.

Asset Allocation Account
Comment 5. Strategy Summary.
a. Actual Basis for Buy/ Sell/ Hold Decisions. Essentially, the principal strategy summary says only that the fund uses an asset allocation strategy and then describes a range of instruments in which the fund may invest to meet the allocations selected. It does not describe how the advisor determines: (i)
the initial allocation weightings; (ii) changes to those percentages; or (iii) which instruments to buy, sell, and hold to meet the existing allocation percentages. Please provide a summary of the factors or principles the advisor uses to make these investment decisions.

The Staff notes that most of the Item 4(a) strategy summaries that follow the same disclosure formula
(i.e., a broad statement of an 80% policy consistent with the fund name followed by 1 or 2 ¶s listing the types of securities/instruments the fund can hold), are inadequate for the same reasons. This disclosure formula does not cover all the required information.

The required disclosure is supposed to “summarize how the Fund achieves its investment objectives.”
Item 4 says the summary should identify the primary strategies registrant describes in Item 9(b)(1)
and (2). According to Item 4(a), a summary of those primary strategies should say more than just the name of the strategy (e.g., “value style strategy,” “small-cap strategy”). It should also “includ[e] the type or types of securities in which the Fund invests or will invest principally.” Item 4(a) (Emphasis added). Please review the strategy summaries of all the funds focusing on the instructions to Item
9(b) which explain what a primary strategy is and how they may be distinguished from secondary strategies. As appropriate for each fund, supplement the Item 4(a) sections with statements summarizing the information required by Item 9(b)(2).

Response: The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes the format is responsive to N-1A Item 4(a)
and N-1A General Instruction C.1.(c), unless otherwise revised in response to other specific comments noted in this letter. The summary section states the fund objective and the
Principal Investment Strategies briefly summarize how the fund will achieve its objective by stating the types of securities in which the fund will invest (for example equity securities and/or fixed-income securities) and the fund’s strategies for investing in those securities (for example, value, growth, blend, fixed income quality, and/or fixed income duration). This disclosure approach is consistent with other investment companies’ related disclosure.
Regarding Item 9 disclosure, investment strategies are described and categorized as principal or non-principal (or not applicable) in the text and tables in “Additional Information about Investment Strategies and Risks” section. Use of the table is encouraged by, and consistent with, Rule 421.

b. Derivatives. The description of the derivatives the fund may hold and the laundry list of purposes for which the fund may hold them is identical to the disclosure in the risk summaries of several other
PVCT funds. The Staff believes this boilerplate derivatives disclosure is not appropriate in the prospectus. Per the Staff’s guidance to the ICI, please identify the actual derivative instruments that the portfolio intends to use to achieve its investment objective and state the specific purposes for which they will be held. See Barry Miller Letter to the ICI dated July 30, 2010. If derivatives will be used for speculative reasons, please indicate the maximum percentage of the fund’s assets that may be invested in derivatives for this purpose. Please make corresponding changes to the derivative risk summary so it describes the risks specific to derivative instruments the fund anticipates holding. To the extent necessary, also revise the Item 9 description of derivatives strategy and risk sections so the information is equally specific and based on those instruments the fund is reasonably likely to hold. This comment applies to the principal strategy and risk sections on derivatives in almost every fund that mentions these instruments in Item 4.

Response: The Registrant reviewed the Item 4 derivatives disclosure again and further tailored the disclosure and believes it is responsive to Form N-1A requirements as well as the
July 30, 2010 letter from the Commission to the Investment Company Institute. The
Registrant will revise the “Principal Investment Strategy” language to state substantially as noted below. The Registrant believes its “Principal Risk” disclosure is still accurate, but will add “currency contracts” to the parenthetical list of derivative types so that the Principal Risk states substantially as follows: “Derivatives Risk. Transactions in derivatives (such as options, futures, currency contracts, and swaps) may increase volatility, cause the liquidation of portfolio positions when not advantageous to do so and produce disproportionate losses.”
Further, the Item 9 disclosure found in the “Additional Information about Investment
Strategies and Risks” and “Derivatives” sub-heading addresses the types of derivatives, why they may be used, and potential risks associated with their use.

Asset Allocation Account
Previous: The Account may utilize derivative strategies, which are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate, or index, and may relate to stocks, bonds, interest rates, currencies or currency exchange rates, and related indexes. Derivative strategies may include certain options transactions, financial futures contracts, swaps, currency forwards, and related options for purposes such as earning income and enhancing returns, managing or adjusting the risk profile of the Account, replacing more traditional direct investments, or obtaining exposure to certain markets.
Revised: The Account may utilize derivative strategies. Specifically, the Account may invest in equity index futures to manage the equity exposure, money market futures and government bond futures to manage the fixed-income exposure, and forward currency contracts to hedge currency risk within the portfolio.

Balanced Account
Previous: The Account may utilize derivative strategies, which are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate, or index, and may relate to stocks, bonds, interest rates, currencies or currency exchange rates, and related indexes. Derivative strategies may include certain options transactions, financial futures contracts, swaps, currency forwards, and related options for purposes such as earning income and enhancing returns, managing or adjusting the risk profile of the Account, replacing more traditional direct investments, or obtaining exposure to certain markets.
Revised: The Account may utilize derivative strategies. Specifically, the Account may invest in equity index futures to manage the equity exposure and Treasury futures to manage the fixed-income exposure.

Bond & Mortgage Securities
Previous: The Account may utilize derivative strategies including certain options transactions, financial futures contracts, swaps, currency forwards, and related options for purposes such as earning income and enhancing returns, managing or adjusting the risk profile of the Account, replacing more traditional direct investments, or obtaining exposure to certain markets.
Revised: The Account may utilize derivative strategies. Specifically, the Account may invest in Treasury futures to manage the fixed-income exposure and credit default swaps to increase or decrease, in an efficient manner, exposures to certain sectors or individual issuers.

LargeCap S&P 500 Index
Previous: The Account invests in index futures and options on a daily basis to gain exposure to the Index in an effort to minimize tracking error relative to the benchmark.
Revised: The Account may utilize derivative strategies. Specifically, the Account invests in index futures and options on a daily basis to gain exposure to the Index in an effort to minimize tracking error relative to the benchmark.

Short-Term Income
Previous: The Account may utilize derivative strategies including certain financial futures contracts, for hedging fixed-income duration purposes such as earning income and enhancing returns, managing or adjusting the risk profile of the Account, replacing more traditional direct investments, or obtaining exposure to certain markets.
Revised: The Account may utilize derivative strategies. Specifically, the Account may invest in Treasury futures to manage fixed income exposure.

Comment 6. Average Annual Total Returns: Benchmark. Please provide the full name of the benchmark index somewhere in the prospectus (e.g., perhaps in or around the Item 9 disclosure).
The acronym “MSCI-EAFE Index NDTR D” is not a commonly understood, plain English name investors would be expected to know. See Rule 421. This comment applies to any benchmarks that identified principally by their acronyms.

Response: The Registrant will add an Appendix to the prospectus that spells out index names containing abbreviations.

Balanced Account
Comment 7. Strategy Summary: Basis for Buy/Sell/Hold Decisions. In addition to the issues raised in Comment 5(a), above, please summarize the criteria or process the advisor uses to: (i)
select the initial allocation weightings; (ii) change to those percentages; and (iii) determine which instruments to buy, sell, and hold within the allocation parameters.

Response: The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes it is responsive to N-1A Item 4(a) and N-1A
General Instruction C.1.(c). The summary section states the fund objective and the Principal
Investment Strategies briefly summarize how the fund will achieve its objective by stating the types of securities in which the fund will invest (for example equity securities and/or fixed-
income securities) and the fund’s strategies for investing in those securities (for example, value, growth, blend, fixed income quality, and/or fixed income duration). This disclosure approach is consistent with other investment companies’ related disclosure.

Comment 8. Risk Summary: Missing Risks. Please add summaries for counterparty, small-cap, and mid-cap risks or, in a response letter filed on EDGAR, specifically explain to the Staff why each of those risks is not a principal risk given the Fund’s corresponding principal strategies.

Response: The Registrant does not believe counterparty risk is appropriate because this
Account uses futures which clear on an exchange. The Registrant reviewed the disclosure regarding small- and medium-sized companies and believes it is appropriate as well. The
Equity Securities Risk used in the Principal Risk section highlights some differences between various market capitalization segments and notes that small- and mid-sized companies may present greater risk and volatility than large-sized companies. The risks of small- and mid-
sized companies are more fully described in the “Additional Information about Investment
Strategies and Risks” section under the “Small and Medium Capitalization Companies” sub-
heading.

Comment 9. Composite Benchmark. Instruction 6 to Item 27(b)(7) permits and even encourages the use of additional, secondary indices so long as the comparison is not misleading. Please add the word “hypothetical” to the preamble description of the composite benchmark to ensure that the presentation meets this requirement. The Staff notes that we provided this same comment last year, but PVCT chose not to revise the disclosure. This is still a concern to the Staff, and we believe the change is appropriate here and with respect to the other composite indexes as well.

Response: The Registrant believes that the current disclosure conforms to the requirements of Form N-1A and clearly identifies the customized indices as being a combination of multiple broad-based securities indices.

Bond & Mortgage Securities Account
Comment 10. Item 4 Disclosure
a. Underlying Fund Strategy. The principal risk disclosure describes “Underlying Fund Risk;”
however, this is inconsistent with the fee table presentation and the principal strategy summary.
There is no acquired fund fee and expense (AFFE) line item in the fee table, and the principal strategy disclosure does not describe any strategy to invest in underlying funds. Please reconcile.

Response: This Account is not a fund of funds; the “Underlying Fund Risk” is included in the
Account’s “Principal Risks” section because the Account is used as an underlying fund of a fund of funds. The table in the “Additional Information about Investment Strategies and
Risks” section categorizes “Underlying Funds” as “Principal” for this fund and “Fund of Funds”
as “Not Applicable” for this fund. The Annual Account Operating Expenses table in
Amendment No. 78 reflects this. To help the reader, the Registrant will rename the
“Underlying Fund Risk” to “Risk of Being an Underlying Fund.” Being an underlying fund of a fund of funds does not help the underlying fund achieve its investment objective; therefore, there is no corresponding principal investment strategy disclosed for being an underlying fund.

b. Sub-prime Strategies & Risks. If the holdings are reasonably likely to include instruments with values based (directly or indirectly) on sub-prime residential mortgage borrowers or may otherwise subject the Fund to sub-prime investment risks, please identify sub-prime risk by name and describe it in plain English.

Response: Sub-prime mortgage investing is not a principal investment strategy for the
Account; therefore, the Registrant did not include related principal investment strategy or principal risk disclosure. See Item 9(b)(1), Instruction 2.

Diversified Balanced Account
Comment 11. Investment Objective. This fund uses language that is not as simplified as the standard description the Staff tends to see in fund governing documents. In your response letter, please confirm that the Item 2 statement of investment objectives for each fund actually reflects the language in that fund’s governing documents or revise the disclosure accordingly.

Response: The Registrant confirms each Account’s objective is appropriate, unless otherwise noted in response to other specific comments in this letter.

Comment 12. Inconsistent Fund Objective Statements. The Item 2 disclosure says the Fund
“seeks to provide as high a level of total return (consisting of reinvested income and capital appreciation) as is consistent with reasonable risk.” The strategy summary describes the allocation of fund assets as, “in accordance with its investment objective, which is to achieve a balance between income and growth.” Please reconcile these inconsistent statements.

Response: The objective stated with the “Objective” heading is correct. The Registrant removed the objective language from the principal investment strategies section because it was inconsistent and to avoid unnecessary repetition. The Principal Investment Strategies will state substantially as follows: “The assets of the Account will be allocated among underlying funds in accordance with its investment objective, while considering Principal's outlook for the economy, the financial markets, and the relative market valuations of the underlying funds.”

Comment 13. Underlying Fund Risk. Please add language stating that performance of the top tier fund is negatively affected by the fees and expenses of the underlying funds in which it invests.

Response: Because similar language is already included in the prospectus, the Registrant declines to revise the language. For example, the Account’s summary section “Fees and
Expenses of the Account” states substantially, in part, “The Account operates as a fund of funds and thus bears both its own expenses and, indirectly, its proportionate share of the expenses of the underlying funds in which it invests.” The funds of funds include an acquired fund (underlying fund) operating expenses line item in their Annual Account Operating
Expenses tables. Also, the “Additional Information about Investment Strategies and Risks”
section, in the “Fund of Funds” sub-section, states substantially, in part, “Each fund of funds indirectly bears its pro-rata share of the expenses of the Underlying Funds in which it invests, as well as directly incurring expenses. Therefore, investment in a fund of funds is more costly than investing directly in shares of the Underlying Funds.”

Comment 14. Bar Chart & Total Returns Preamble. Per Instruction 1(b) to Item 4(b)(2), please add a statement indicating that information regarding the actual performance of the fund will be made available in the summary prospectus for that fund in the future.

Response: This Account now has a calendar year’s worth of performance, so the preamble has been revised to reflect the performance; Amendment No. 78 contains a bar chart and average annual total returns table.

Diversified Growth Account
Comment 15. Principal Strategy and Risk Summaries. Please add a summary of the risks associated with investing in index funds and move the last sentence of the strategy summary to the text of that risk description. The relevant sentence reads, “[d]ue to cashflows and expenses, an index fund may not produce the same investment performance of the corresponding index.”

Response: An index fund investment risk will be added. It states substantially as follows:
“Index Fund Investment Risk. More likely than not, the fund will not provide investment performance that matches the index performance due to the fees and expenses of the fund.
Due to cashflows and expenses, an index fund may not produce the same investment performance of the corresponding index.”

Equity Income Account
Comment 16. Fee Table: Acquired Fund Fees and Expenses. In your response letter, please confirm supplementally that the Fund’s investment in underlying funds does not create acquired fund fees and expenses in excess of one basis point. See Form N-1A, Item 3, Instruction 3(f)(i).
Alternatively, include a representation that the relevant line item will be added in the 485(b)
amendment.

Response: This Account is not a fund of funds; the “Underlying Fund Risk” is included in the
Account’s “Principal Risks” section because the Account is used as an underlying fund of a fund of funds. The table in the “Additional Information about Investment Strategies and
Risks” section categorizes “Underlying Funds” as “Principal” for this fund and “Fund of Funds”
as “Not Applicable” for this fund. The Annual Account Operating Expenses table in
Amendment No. 78 reflects this. To help the reader, the Registrant will rename the
“Underlying Fund Risk” to “Risk of Being an Underlying Fund.” Being an underlying fund of a fund of funds does not help the underlying fund achieve its investment objective; therefore, there is no corresponding principal investment strategy disclosed for being an underlying fund.

Comment 17. Principal Strategy and Risk Summary.
a. “Foreign.” A number of funds state that they may invest in foreign issuers or foreign securities without clearly indicating how the fund defines “foreign” for this purpose. In particular, does the issuer have to be domiciled outside the U.S. or earn a certain percentage of its revenue outside the U.S.?
Must the issuer’s securities be traded on a foreign exchange? Please revise the last sentence of the strategy summary to clarify what qualifies as a foreign issuer. Please note that the strategy and risk disclosure for other funds should be revised to make corresponding clarifications as well.

Response: The Principal Investment Strategies note when funds invest in foreign securities.
The “Additional Information about Investment Strategies and Risks” section, directly under the sub-heading, “Foreign Securities” defines foreign companies for the funds in the prospectus. The Registrant believes the Item 4 disclosure appropriately summarizes the related Item 9 disclosure.

b. Subprime Risks. In your response letter, please confirm that the Fund’s investment in REITs is not: (a) reasonably likely to include REITs valued (directly or indirectly) on sub-prime residential mortgage borrowers; or (b) anticipated to subject the Fund to sub-prime investment risks.

Otherwise, please add Item 4 disclosure summarizing subprime risks by name and describing them in plain English. This applies to each fund with REIT or Real Estate Securities risk summaries.

Response: Sub-prime mortgage investing is not a principal investment strategy for the
Account; therefore, the Registrant did not include related principal investment strategy or principal risk disclosure. See Item 9(b)(1), Instruction 2.

Government & High Quality Bond Account
Comment 18. Primary Risk Summary: Lending. Given that repurchase agreements are loans, please add lending risk to the primary disclosure or, in your response letter, explain why this is unnecessary.

Response: Upon further review, the Registrant has concluded that repurchase agreements are not a principal investment strategy and will remove reference to them from the Principal
Investment Strategies section. Therefore, lending risk will be not be needed.

Income Account
Comment 19. Fee Table: Acquired Fund Fees and Expenses. In your response letter, please confirm supplementally that the Fund’s investment in underlying funds does not create acquired fund fees and expenses in excess of one basis point. See Form N-1A, Item 3, Instruction 3(f)(i).
Alternatively, include a representation that the relevant line item will be added to the fee table in the
485(b) amendment.

Response: This Account is not a fund of funds; the “Underlying Fund Risk” is included in the
Account’s “Principal Risks” section because the Account is used as an underlying fund of a fund of funds. The table in the “Additional Information about Investment Strategies and
Risks” section categorizes “Underlying Funds” as “Principal” for this fund and “Fund of
Funds” as “Not Applicable” for this fund. The Annual Account Operating Expenses table in
Amendment No. 78 reflects this. To help the reader, the Registrant will rename the
“Underlying Fund Risk” to “Risk of Being an Underlying Fund.” Being an underlying fund of a fund of funds does not help the underlying fund achieve its investment objective; therefore, there is no corresponding principal investment strategy disclosed for being an underlying fund.

Comment 20. New Benchmark. Please indicate why the advisor and subadvisor believe the new index “is a better representation of the investment universe for this Account’s investment philosophy.”
As written, the disclosure does not “explain the reason(s) for the selection of a different index” in plain
English terms that are meaningful to an investor. How do the two benchmarks differ? What makes the new benchmark more consistent with the fund’s investment philosophy? How was the old benchmark inconsistent?

Response: The Registrant will expand the explanation for the benchmark change to state substantially as follows: “Effective June 30, 2010, the benchmark changed. The Investment
Advisor and Sub-Advisor believe the Barclays Capital Aggregate Bond Index is a better representation of the investment universe for this Account’s investment philosophy than the
Citigroup Broad Investment-Grade Bond Index and is a better fit for the portfolio manager’s investment process. The new index has more readily available detailed information for the portfolio managers to use when managing the portfolio and its risks and is more widely used in the fund’s peer group.”

International Emerging Markets Account
Comment 21. Names Rule. Please describe the emerging market investments in terms of the 80%
investment policy required by Rule 35d-1 under the Investment Company Act (i.e., the Names Rule).
The meaning of the phrase “companies for which their principal securities trading market is an emerging market country” is not clear. Please explain how the Fund defines a company’s “principal securities trading market.” If a company be domiciled in the US or a different developed country and meet this criteria, please state this explicitly.

Response: The Registrant’s Statement of Additional Information states that the International
Emerging Markets Account has not adopted a policy, pursuant to Rule 35d-1, to invest at least 80% of its net assets in the type of securities, industry or geographic region as suggested by the name of the Account. The Registrant believes use of the word
“international” in the Account’s name does not trigger the requirements of Rule 35d-1 because “‘international’ connote[s] diversification among investments in a number of different countries throughout the world” and “emerging markets” does not suggest a particular “geographic region.” See Rule 35d-1 Adopting Release footnote 42; Frequently
Asked Questions about Rule 35d-1 (Investment Company Names), December 4, 2001,
question and answer 10.

Comment 22. Strategy Summary. Other than a non-specific description of what constitutes an emerging market country, the strategy summary provides no information about criteria the advisor uses to make investment decisions. Please summarize the advisor’s primary investment strategies per Item 4(a). See also, Item 9(b)(2).

Response: The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes it is responsive to N-1A Item 4(a) and N-1A
General Instruction C.1.(c). The summary section states the fund objective and the Principal
Investment Strategies briefly summarize how the fund will achieve its objective by stating the types of securities in which the fund will invest (for example equity securities and/or fixed-
income securities) and the fund’s strategies for investing in those securities (for example, value, growth, blend, fixed income quality, and/or fixed income duration). This disclosure approach is consistent with other investment companies’ related disclosure.

Comment 23. Risk Summary
a. Emerging Markets v. Foreign Investments. In addition to the principal risk description for foreign investments, please provide a separate description of the risks associated with investment in emerging markets. The disclosure should focus on the risks peculiar to economies and countries that are not developed and should distinguish these risks from the risks of investing in developed foreign markets. Based on Registrant’s responses to a similar comment given last year, the Staff believes the prior comment may have been unclear. The comment was not asking Registrant to clarify that
“not all foreign securities risks are greater for investments in emerging markets,” as indicated in
Registrant’s prior response letter dated April 28, 2010. The comment was intended to convey that wherever emerging markets risk is primary for a fund, the Staff also would expect Item 4(b)(1) to discuss foreign risk but also to describe the additional risks unique to emerging markets investments.

Response: The Registrant will use an Emerging Market Risk in the Principal Risks section, as appropriate, that states substantially as follows: “Emerging Market Risk. Investments in emerging market countries may have more risk than those in developed market countries because the emerging market countries markets are less developed and liquid. Emerging market countries can also be subject to increased social, economic, regulatory, and political uncertainties and can be extremely volatile.”

b. Small- & Mid-Sized Company Risks. Given that the strategy summary specifically states that the fund may invest in companies with small, medium and large capitalizations, please summarize the risks associated with investing in small and mid-capitalization companies or delete the references to all capitalizations.

(b) Small- and mid-sized company risk. The Registrant reviewed the disclosure regarding small- and medium-sized companies and believes it is appropriate. The Equity Securities Risk used in the
Principal Risk section highlights some differences between various market capitalization segments and notes that small- and mid-sized companies may present greater risk and volatility than large-

sized companies. The risks of small- and mid-sized companies are more fully described in the
“Additional Information about Investment Strategies and Risks” section under the “Small and Medium
Capitalization Companies” sub-heading.

LargeCap Blend Account II
Comment 24. Fee Table. When the table information is updated, please provide the contractual waiver agreement information in a footnote to the fee waiver line item and briefly describe the circumstances under which the Board may terminate the waiver agreement. See Instruction 3(e) to
Item 3. This comment applies to each fund that includes contractual waiver disclosure in response to this Item.

Response: Information about contractual expense reimbursements and/or fee waivers will be noted in footnotes to the annual account operating expenses table.

Comment 25. Rule 421: Jargon.
a. Strategy Summary. Please rewrite the last sentence of the strategy section in plain English. What does it means to “apply[] a risk-controlled investment process that slightly over/under weights individual equity securities relative to their weight in the Account’s benchmark index?”

Response: The Registrant will revise the text to state substantially as follows: “Principal
Management Corporation invests between 10% and 40% of the Account's assets in equity securities in an attempt to match or exceed the performance of the Account's benchmark index by purchasing securities in the index while slightly overweighting and underweighting certain individual equity securities relative to their weight in the Account's benchmark index.”

b. Risk Summary. Please rewrite the Growth Stock Risk section without using industry jargon (e.g.,
“securities to earnings expectations”) or add plain English explanations of the specialized terms.

Response: The current “Growth Stock Risk” states: “Market prices of growth stocks are often more sensitive than other securities to earnings expectations.” The Registrant will revise its Growth Stock Risk disclosure to state substantially as follows: “If growth companies do not increase their earnings at a rate expected by investors, the market price of the stock may decline significantly, even if earnings show an absolute increase. Growth company stocks also typically lack the dividend yield that can cushion stock prices in market downturns.”

LargeCap Growth Account
Comment 26. Strategy & Risk Summaries: Underlying Funds. The principal risk summary refers to underlying funds risk; however there is nothing else in Items 1 through 8 to indicate that the fund invests in other funds. Please add summary strategy disclosure providing an explanation for what creates this risk and add the required fee table disclosure for acquired fund fees and expenses.
Alternatively, in your response letter, please (a) represent that the fees and expenses of investing in other funds is below the threshold for adding an AFFE line item to the table; and (b) explain how investing in other funds can create a principal risk without being a principal factor affecting the advisor’s buy, sell, and hold decisions. This comment also applies to LargeCap Growth Account 1,
LargeCap S&P 500 Index Account, MidCap Blend Account, and any other fund without an AFFE line in the fee table and nothing referring to investing in underlying funds in the strategy summary.

Response: This Account is not a fund of funds; the “Underlying Fund Risk” is included in the
Account’s “Principal Risks” section because the Account is used as an underlying fund of a fund of funds. The table in the “Additional Information about Investment Strategies and
Risks” section categorizes “Underlying Funds” as “Principal” for this fund and “Fund of Funds”
as “Not Applicable” for this fund. The Annual Account Operating Expenses table in
Amendment No. 78 reflects this. To help the reader, the Registrant will rename the
“Underlying Fund Risk” to “Risk of Being an Underlying Fund.” Being an underlying fund of a fund of funds does not help the underlying fund achieve its investment objective; therefore, there is no corresponding principal investment strategy disclosed for being an underlying fund. The same is true for Diversified International Account, Government & High Quality
Bond Account, International Emerging Markets Account, LargeCap Growth Account I,
LargeCap S&P 500 Index Account, LargeCap Value Account, MidCap Blend Account,
Principal Capital Appreciation Account, Real Estate Securities Account, Short-Term Income
Account and Bond & Mortgage Securities Account, Equity Income Account, and Income
Account as previously noted in response to comments 10(a), 16, and 19 respectively.

LargeCap S&P 500 Index Account
Comment 27. “Passive Investment Strategy” Language. Please delete the reference to employing a “passive investment strategy” or, in your response letter, explain how that statement is consistent with the advisor’s strategy of “investing in index futures and options on a daily to gain exposure to the Index in an effort to minimize tracking error relative to the benchmark.” Specifically, explain how the daily investment decisions required to employ that strategy is consistent with a passive investment style. We note that the Staff provided a similar comment last year, and
Registrant’s response letter did not explain why these daily investment decisions are not active management.

Response: The Registrant does not believe it is necessary or appropriate to delete the reference to a “passive investment strategy” from the Principal Investment Strategies of the
LargeCap S&P 500 Index Account. The Registrant understands that the term “passive” is commonly used, and commonly understood, to distinguish index funds, which attempt to mirror their benchmark indices, from more actively managed funds. The Registrant will expand its description of “Passive Management” in the “Additional Information about
Investment Strategies and Risks” section under the “Management Risk” sub-section to reflect that Index funds may gain exposure to the Index in ways other than directly investing in the securities held by the Index.

LargeCap Value Account
Comment 28. Strategy Summary: Value Strategy. Please briefly explain how the advisor determines that a particular company’s equity securities are undervalued.

Response: The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes the format is responsive to N-1A Item 4(a)
and N-1A General Instruction C.1.(c). The summary section states the fund objective and the
Principal Investment Strategies briefly summarize how the fund will achieve its objective by stating the types of securities in which the fund will invest (for example equity securities and/or fixed-income securities) and the fund’s strategies for investing in those securities (for example, value, growth, blend, fixed income quality, and/or fixed income duration). This disclosure approach is consistent with other investment companies’ related disclosure.

MidCap Blend Account
Comment 29. Item 4 Risk Summary. Please briefly describe the risks associate with investing in securities of mid-capitalization companies.

Response: The Registrant reviewed the disclosure regarding medium-sized companies and believes it is appropriate. The Equity Securities Risk used in the Principal Risk section highlights some differences between various market capitalization segments and notes that mid-sized companies may present greater risk and volatility than large-sized companies. The risks of mid-sized companies are more fully described in the “Additional Information about
Investment Strategies and Risks” section under the “Small and Medium Capitalization
Companies” sub-heading.

Money Market Account
Comment 30. Item 4 Strategy & Risk Summaries.
a. Jargon. The strategy summary states that the fund will “comply with Rule 2a-7 under the
Investment Company Act of 1940.” Per General Instructions C.1(b) and (c) of Form N-1A, please add a brief explanation of what compliance with that rule entails. See also Rule 421.

Response: Upon further review, the Registrant has deleted the sentence that says it will comply with 1940 Act Rule 2a-7. See General Instruction C.1(c) (“The prospectus should avoid: simply restating legal or regulatory requirements to which Funds generally are subject ”).

b. Foreign/Domestic Allocation. Please add a brief explanation describing how the advisor decides the appropriate weighting of foreign and domestic holdings.

Response: The Sub-Advisor selects securities, from a pool of securities that includes high quality, short-term money market instruments issued by both U.S. and non-U.S. corporations, among other entities. The credit quality of the instrument is the primary consideration, not whether it was issued by a U.S. or non-U.S. corporation. Given these circumstances, the
Registrant believes adding disclosure regarding weighting analysis between U.S. and non-
U.S. corporations would not be helpful to an average investor. See General Instruction
C.1.(c).

c. Investment Company Securities Risk. Please add summary strategy disclosure indicating the context in which the fund invests in other investment companies so a prospective investor has sufficient information to make an informed investment decision regarding the fund.

Response: The Registrant will add “shares of other money market funds” to the list of money market instruments in which the Account may invest. The Registrant does not believe additional information would help the average investor in a money market fund. See General
Instruction C.1.(c).

Comment 31. Performance: 7-day Yield. Per Item 4(b)(2)(iii), a Money Market Fund may provide the Fund’s 7-day yield ending on the date of the most recent calendar year or disclose a toll-free (or collect) telephone number that investors can use to obtain the Fund’s current 7-day yield. If the fund will make the current 7-day yield available to investors, please disclose accordingly.

Response: Given a plain reading of the Form, the information cited in this comment is optional, and the Registrant’s response (not providing a phone number) is permissible.

Principal Capital Appreciation Account
Comment 32. Item 4 Strategy Summary. The principal strategy summary is entirely generic and provides no basis for understanding what the fund is likely to hold or why. As written, this disclosure does not even identify the types of instruments that the advisor may consider in selecting equities for the fund. The narrative is just too generic to be useful. Please rewrite this section in its entirety. This same comment applies to the SmallCap Blend Account and any other fund with a similarly generic strategy summary.

Response: The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes it is responsive to N-1A Item 4(a) and N-1A
General Instruction C.1.(c). The summary section states the fund objective and the Principal
Investment Strategies briefly summarize how the fund will achieve its objective by stating the types of securities in which the fund will invest (for example equity securities and/or fixed-
income securities) and the fund’s strategies for investing in those securities (for example, value, growth, blend, fixed income quality, and/or fixed income duration). This disclosure approach is consistent with other investment companies’ related disclosure.

All Principal LifeTime Accounts
Comment 33. Target Date Fund: Context Disclosure.
a. Fund Name & Target Date. In the introductory paragraph of the Item 4 Strategy Summary, clearly state the relevance of the “target date” used in the fund name, including what happens on the target date. For example, the disclosure may explain that the date in the fund name refers to the approximate year an investor in the fund would anticipate retiring and ceasing to make new investments.

Response: The Registrant believes the current disclosure addresses this question. For example, the Principal Investment Strategies for the Principal LifeTime 2010, 2020, 2030,
2040, and 2050 Accounts states: “The Account operates as a ‘target date fund.’ It invests in underlying Principal Funds, Inc. (‘PFI’) domestic and foreign equity, real estate investments, and fixed-income Funds and other Principal Variable Contracts Funds, Inc. (‘PVC’) Accounts
according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the Account.” For the Principal LifeTime Strategic Income
Account, the Principal Investment Strategies states: “The Account invests in underlying
Principal Funds, Inc. (“PFI”) domestic and foreign equity, real estate investments, and fixed-
income Funds and other Principal Variable Contracts Funds, Inc. (“PVC”) Accounts according to an asset allocation strategy designed for investors primarily seeking current income and secondarily capital appreciation.”

b. Fund’s Assumptions. Please clearly state what the Fund assumes about the investor’s intentions for withdrawal at and after the target date. For example, if the fund is designed for investors who plan to withdraw the value of the account gradually over a 20 year horizon following retirement in the target date year, state this explicitly. If the fund is designed for investors who expect to spend most or all of their fund assets at the target date, state this explicitly.

Response: The Registrant believes the current disclosure addresses this question. For example, the Principal Investment Strategies for the Principal LifeTime 2010, 2020, 2030,
2040, and 2050 Accounts states: “It is expected that at the target date in the Account’s name, the shareholder will begin gradually withdrawing the account's value.” For the
Principal LifeTime Strategic Income Account, the Principal Investment Strategies states:
“The Account invests in underlying Principal Funds, Inc. (“PFI”) domestic and foreign equity, real estate investments, and fixed-income Funds and other Principal Variable Contracts
Funds, Inc. (“PVC”) Accounts according to an asset allocation strategy designed for investors primarily seeking current income and secondarily capital appreciation.”

c. Investor Age. At the outset, disclose the age group for whom the fund is designed.

Response: The Registrant believes its disclosure addresses this comment. For example, the Principal Investment Strategies for the Principal LifeTime 2010, 2020, 2030, 2040, and
2050 Accounts states: “The Account's asset allocation will become more conservative over time as investment goals near (for example, retirement, which is assumed to begin at age 65)
and investors become more risk-averse.” For the Principal LifeTime Strategic Income
Account, the Principal Investment Strategies states: “The Account’s asset allocation is designed for investors who are approximately 15 years beyond the normal retirement age of
65.”

Comment 34. Fund Differentiation. Please modify the strategy and risk summaries of each
LifeTime so the characteristics that make each fund uniquely suited to the relevant target date are described more clearly. As drafted, the bulk of the Item 4 descriptions are so similar that readers could find it difficult to distinguish between the funds based on the disclosure rather than the fund name.

Response: The overall process for managing the target date funds is disclosed, and the process is very similar for the Principal LifeTime 2010, 2020, 2030, 2040, and 2050
Accounts. The Principal Risks for those Accounts vary depending on the asset allocation strategy for each of those Accounts and are disclosed. Likewise, the overall process for managing the Principal LifeTime Strategic Income Account is disclosed as well as the relevant Principal Risks.

Comment 35. Glide Path Illustrations. Please consider presenting glide path illustrations that are tailored for each target date fund. For example, a fund’s illustration could be distinguished by including vertical lines corresponding to the current year and the relevant target date year and identify the corresponding allocation percentages anticipated at both points in time. Similarly, please consider using the zero point on the x axis to identify the time periods more specifically. For example, readers may find it easier to understand if the portion to the left of year zero is called “Years to
Retirement” and the portion to the right is labeled “Years after Retirement.” We encourage Registrant to revise the glide path presentations in light of the recommended best practices described in the
Investment Company Institute’s June 18, 2009, publication entitled “Principles to Enhance
Understanding of Target Date Funds.”

Response: This chart is used with other materials describing the Principal LifeTime
Accounts, and at this time, the Registrant will continue to use this illustration. The Registrant will take this comment under advisement and will consider changes in subsequent filings.

Principal LifeTime 2010 Account
Comment 36. Fee Table: Footnote. Please delete the footnote indicating the restatement of fees based on changes effective in mid-2009. That information is outdated and, therefore, no longer permitted or required in response to Item 3.

Response: This footnote will be removed.

Comment 37. Principal Strategy Summary: Target Date. Given that the fund is named the
“LifeTime 2010” fund, please focus the disclosure on the investment strategies that apply to the years immediately after the fund’s target date has passed. Currently, the strategy summary addresses the period 10 to 15 years afterwards but does not provide a sense of how the advisor makes holdings decisions for the next decade.

Response: The Registrant asked the Manager to review this disclosure and the Manager confirmed it is still an accurate description. The Principal Investment Strategies states in part that the “asset allocation will become more conservative over time as investment goals near.”
The disclosure also states that “[w]ithin 10 to 15 years after its target year, the Account’s underlying fund allocation is expected to match that of the Principal LifeTime Strategic
Income Account” and the target allocations over time graph shows the changes in asset allocation.

Short-Term Income Account
Comment 38. New Benchmark. Please briefly explain why the advisor and subadvisor believe the new index “is a better representation of the investment universe for this Account’s investment philosophy.” How do the old and new benchmarks differ, and what makes the new one more consistent with this particular fund’s investment philosophy? What is that philosophy?

Response: The Registrant will expand the explanation for the benchmark change to state substantially as follows: “Effective September 30, 2010, the benchmark changed. The
Investment Advisor and Sub-Advisor believe the Barclays Capital Credit 1-3 Years Index is a better representation of the investment universe for this Fund’s investment philosophy than the Citigroup Broad Investment-Grade Credit 1-3 Years Index and is a better fit for the portfolio manager’s investment process. The new index has more readily available detailed information for the portfolio managers to use when managing the portfolio and its risks and is more widely used in the fund’s peer group.”

SmallCap Growth Account II
Comment 39. SmallCap Risk. As this fund specifically focuses on investments of small capitalization companies, please disclose the small cap risk independent from the general equity securities risk disclosure and provide at least a bare-bones explanation telling why small cap companies are riskier and more volatile than larger capitalization companies. This comment also applies to the SmallCap Value I Account.

Response: The Registrant reviewed the disclosure regarding small-sized companies and believes it is appropriate. The Equity Securities Risk used in the Principal Risk section highlights some differences between various market capitalization segments and notes that small-sized companies may present greater risk and volatility than large-sized companies.
The risks of small-sized companies are more fully described in the “Additional Information about Investment Strategies and Risks” section under the “Small and Medium Capitalization
Companies” sub-heading.

SmallCap Value Account I
Comment 40. Fee Table: Waiver/Reimbursement Disclosure. When the fee table information is updated, please provide the waiver disclosure in footnotes to the relevant line items. The current presentation is very confusing because the reader cannot tell how the 2 contractual reimbursement arrangements add up to the total amount identified under the “Fee Waiver and Expense
Reimbursement” line item (currently, 0.11%).

Response: The Registrant will note the contractual fee waiver information with a footnote and the contractual expense reimbursement information with a separate footnote. The
Registrant believes this complies with the N-1A Item 3, Instruction 3(e), which says a “Fund may add two captions” and “should use appropriate descriptive captions, such as ‘Fee
Waiver [and/or Expense Reimbursement]’ and ‘Total Annual Fund Operating Expenses After
Fee Waiver [and/or Expense Reimbursement]’” (emphasis added).

Comment 41. Strategy Summary: Inadequate Detail. Please provide a brief explanation of how the advisor determines the appropriate allocation of assets to invest in foreign securities and REITs.
What factors/criteria does the advisor consider?

Response: The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes it is responsive to N-1A Item 4(a) and N-1A
General Instruction C.1.(c). The summary section states the fund objective and the Principal
Investment Strategies briefly summarize how the fund will achieve its objective by stating the types of securities in which the fund will invest (for example equity securities and/or fixed-
income securities) and the fund’s strategies for investing in those securities (for example, value, growth, blend, fixed income quality, and/or fixed income duration). This disclosure approach is consistent with other investment companies’ related disclosure.

All Strategic Asset Management (SAM) Portfolios
Comment 42. Fund Investment Objectives. Each SAM Portfolio’s investment objective includes a sentence about what the portfolio’s objective is relative to the other SAM portfolios. For example, the
SAM Flexible Income Portfolio’s investment objective includes the following, “[i]n general, relative to the other Portfolios, the Flexible Income Portfolio should offer investors the potential for a high level of income and a low level of capital growth, while exposing them to a low level of principal risk.” In your response letter, please confirm that the statement of each fund’s investment objectives reflects the formal language defining the fund objectives in the relevant official fund governance documents. If
Registrant cannot make this representation, restate the objective to conform to that stated in the official fund documents and move the additional information to the strategy summary.

Response: The Registrant has researched this comment and concluded that the comparative language currently included with the Objective heading should be moved to the
Principal Investment Strategies section for each of the SAM Portfolios. However, given the timing (some of the insurance companies that offer SAM Portfolios have already finalized their variable contract product prospectuses and were given the comparative language currently included with the objective for use in their tables of separate account divisions), the
Registrant will move the comparative language from the Objective heading to the Principal
Investment Strategies section in next year’s post-effective amendment.

Comment 43. Missing Strategy Summaries. Please add a brief statement describing the funds’
foreign and junk bond strategies or identify for the Staff where that information appears.

Response: The Registrant’s Principal Investment Strategy notes that the SAM Portfolios invest in equity funds, fixed income funds, and specialty funds (a type that isn’t easily categorized as either equity or fixed-income). The Principal Risks highlight the foreign securities risk and high yield securities risk when appropriate. Further, in the “Additional
Information about Investment Strategies and Risks” section, under the “Fund of Funds” sub-
section heading, a table shows a breakdown of the underlying funds for each SAM Portfolio as of December 31, 2010. For these reasons, the Registrant declines to add further disclosure. See General Instruction C.1.(c).

Disclosure Applicable to All Portfolios
Comment 44. Item 9.
a. Generally. Please revise the Item 9 disclosure to include descriptions of the principal strategies and risks for each portfolio so that the information in Item 4 is a summary of the more complete information in Item 9 as required. The information should be specific to each portfolio and more comprehensive than the Item 4 disclosure. Currently, the “Additional Information About Investment
Strategies and Risks” disclosure describes both strategies and risks together without distinguishing between what is an investment practice and what is a risk or identifying. This presentation is not consistent with the intent of the revised Item 9 requirements

Response: The Registrant believes the disclosure in “Additional Information about
Investment Strategies and Risks” is responsive to the Form N-1A. The text in the “Additional
Information about Investment Strategies and Risks” provides more detailed information than is provided in the Item 4 disclosure. The table near the beginning of that section identifies each Account in the prospectus and categorizes (as principal, non-principal, or not applicable) the investment strategies and risks described in that section for each Account.
The Registrant believes that the integrated description of strategies and risks is permissible by Form N-1A. See N-1A General Instruction C.3.(c)(i). Because so many of the text descriptions are relevant to multiple funds in this prospectus, the Registrant also believes the format of the information (combining a table and text) is appropriate. See N-1A General
Instruction C.3.(c)(i).

b. Risk & Strategy Chart. The Risk and Strategy Chart includes a footnote that makes the information in the chart difficult to interpret. The footnote applies to multiple investment strategies and risks and states, “[t]hese risks are not deemed principal for the purposes of this table because they apply to almost all funds; however, in certain circumstances, they could significantly affect the net asset value, yield, and total return.” This disclaimer language is confusing. How does the reader tell whether the risk or strategy is principal for any particular fund? The way the footnote is written, it sounds like the strategies/risks with the footnote are sometimes principal and sometimes not principal for every fund.
Consequently, the reader cannot judge the value of the information due to the disclaimer. Each time the footnote appears, delete it and, instead, treat the characteristic the same way the rest of the strategies and risks are treated in the chart: make a clear judgment as to whether each one is or is not principal for each fund and say so in definitive terms.

Response: The footnote appears with the following risks: Liquidity Risk, Management Risk, and Market Volatility. In many cases, the Registrant described the risks as non-principal, because they usually are not principal investment risks. However, given certain circumstances, they could present principal risks for the funds. For example, the recent financial crisis presented heightened risks for liquidity and market volatility. These are risks that are relevant for almost all funds (PVC as well as other investment companies) and do not appreciably contribute to an investor’s ability to compare or contrast these PVC funds with other funds. See General Instruction C.(1)(b) (“Disclosure in the prospectus should be designed to assist an investor in comparing and contrasting the Fund with other funds.”).

c. Change of Investment Objective. Indicate whether the fund will provide notice in advance of a change in investment objective and, if so, state the minimum notice provided.

Response: The Registrant acknowledges that N-1A Item 9(a) requires disclosure, if applicable, that a fund’s investment objectives may be changed without shareholder approval, and the Registrant’s disclosure is responsive to this item (see the second paragraph in the “Additional Information about Investment Strategies and Risks” section).
The Registrant has not found a requirement in Form N-1A to provide the information noted in this comment. Therefore, the Registrant declines to add additional disclosure. See General
Instruction C.1.(c).

d. Temporary Defensive Measures. This information should be included in the Item 9 strategy for each fund to which it applies.

Response: The prospectus contains disclosure regarding temporary defensive measures in the “Additional Information about Investment Strategies and Risks” section in the “Temporary
Defensive Measures” sub-section. The table in that section identifies for each Account whether that strategy is a principal or non-principal strategy or whether that strategy is not applicable. Furthermore, the first sentence in the “Temporary Defensive Measures” sub-
section states: “From time to time, as part of its investment strategy, each fund (other than the Money Market Account which may invest in high-quality money market securities at any time) may invest without limit in cash and cash equivalents for temporary defensive purposes in response to adverse market, economic, or political conditions.” For these reasons, the
Registrant declines to add additional disclosure.

e. High Portfolio Turnover. Please revise the Portfolio Turnover section so that it consistent with the intent of Instruction 7 to Item 9(b)(1). That instruction seeks risk disclosure; present the information in a more balanced way.

Response: The Registrant will delete the following sentence from the “Additional Information about Investment Strategies and Risks” section’s “Portfolio Turnover” sub-section: “For some funds, high portfolio turnover rates, although increasing transaction expenses, may contribute to higher performance.”

Comment 45. Pricing of Account Shares. Please clarify that NAV for a transaction is the price that is determined the first time NAV is calculated after the transaction order is placed. For the pricing of emerging market securities, please state that the price will approximate fair value or direct the Staff to where this is already disclosed.

Response: The Registrant believes this information is disclosed. The procedure for pricing emerging market securities is explained in the bulleted list of “Notes” in the “Pricing of
Account Shares” section.

Comment 46. Manager of Managers Disclosure. Please revise this section so the rights and responsibilities are more clearly stated in the last paragraphs. For example, what does the following sentence mean? “In the future, and without further shareholder action, other Accounts may determine to rely on the order.” Which “other Accounts?” Will contractowners be notified?

Response: The sentence refers to Accounts that do not currently intend to rely on the order.
The language will be revised to state substantially as follows: “In the future, and without further shareholder action, other Accounts of the Fund may determine to rely on the order.
The Fund will notify shareholders of its intention.”

Comment 47. Market Timing Disclosure. Please clarify that the fund will only restrict purchase of fund shares, not redemption. See Rule 22c-1. We note that we ask Registrant to address this issue last year, and the narrative remains insufficiently clear on this point.

Response: The Registrant has reviewed the disclosure and concluded that nothing in it suggests or implies that it will limit redemptions of fund shares. The disclosure addresses the
Fund’s right to accept or reject exchange requests and then clearly defines an exchange (“an exchange request is a redemption request coupled with a request to purchase shares with the proceeds of the redemption”) (emphasis added). For these reasons, the Registrant believes no further disclosure is needed. See General Instruction C.1(c) (“The prospectus should avoid: simply restating legal or regulatory requirements to which Funds generally are subject ”).

Comment 48. Eligible Purchasers. Please confirm that the changes the board of directors reserves the right to make will be consistent with the mixed and share exemptive order granted by the
SEC. We made this same request last year, and registrant’s response letter indicated a misunderstanding of the comment. We are not asking whether there is disclosure about mixed and shared funding. We are specifically asking Registrant to make a written representation that the
Board’s reservation of “the right to broaden or limit the designation of eligible purchaser” will only be exercised to the extent that it is consistent with the mixed and shared relief granted by the SEC pursuant to Registrant’s mixed and shared funding exemptive application. Please make this representation in your written response letter filed on EDGAR.

Response: The Board will broaden or limit the eligible purchasers to the extent that it is consistent with the mixed and shared relief granted by the SEC pursuant to Registrant’s mixed and shared funding exemptive application.

Comment 49. Sale of Account Shares. Please refer readers to their variable contract prospectuses. Also, please revise this section to state, in general, how these same issues are addressed with respect to beneficially owned shares and variable contactowners. We note that the
Staff made these comments last year, and Staff is unable to locate the requested additional disclosure.

Response: The Registrant will add language to state substantially as follows: “Variable contracts owners should refer to the variable contract product prospectus for details on how to allocate policy or contract value. Qualified plan participants should refer to the qualified plan documents.” The Registrant believed last year’s comment resulted from the following sentence that was included in the 485(a) filing that was reviewed last year: “This section applies to eligible purchasers other than the separate accounts of Principal Life and its subsidiaries.” The Registrant removed this sentence and revised the text accordingly. The
Registrant does not believe additional disclosure is needed. See General Instruction
C.3.(d)(i).

Statement of Additional Information
Comment 50. Fundamental Policy Disclosure. Given that the funds-of-funds invests in affiliated underlying funds, please state that in effectuating fundamental policies, the funds-of-funds will look through to the investments of the underlying funds to ensure compliance with the concentration policy.

Response: The funds of funds invest in shares of mutual funds, and mutual funds are not an industry. The Registrant’s SAI states substantially the following: “The Accounts interpret their policy with respect to concentration in a particular industry to apply only to direct investments in the securities of issuers in a particular industry.”

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the
Registrant may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.

Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant